UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the months April 2004 to March 2005

Commission File Number:  333-111435

JED Oil Inc.

(Translation of registrant's name into English)

2600, 500-4th Avenue S.W.

Calgary, Alberta  T2P 2V6

Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X     Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No    X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The Issuer is filing material documents not previously filed.

TABLE OF CONTENTS

The following documents are filed as part of this Form 6-K:

Exhibit	Description
99.1	News Release dated January 21, 2005
99.2	News Release dated February 3, 2005
99.3	News Release dated April 6, 2004
99.4	News Release dated April 12, 2004
99.5	Material Change Report Dated February 10, 2005
99.6	Annual Information Form for the year ended December 31, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 5, 2005

JED Oil Inc.
(Registrant)
By:

Signed “Bruce Stewart”

Bruce Stewart

Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description
99.1	News Release dated January 21, 2005
99.2	News Release dated February 3, 2005
99.3	News Release dated April 6, 2004
99.4	News Release dated April 12, 2004
99.5	Material Change Report Dated February 10, 2005
99.6	Annual Information Form for the year ended December 31, 2004